SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                       ____________________

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                      AMC Entertainment Inc.
                         (Name of Issuer)

            Common Stock, par value $.66-2/3 per share
                  (Title of class of securities)

                           001669 10 0
                          (CUSIP number)

                         Robert J. Minkus
                      Schiff Hardin & Waite
                         7200 Sears Tower
                     Chicago, Illinois 60606
                          (312) 876-1000

                         Robert C. Kopple
                         Kopple & Klinger
                2029 Century Park East, Suite 1040
                  Los Angeles, California 90067
                          (310) 553-1444
          (Name, address and telephone number of persons
        authorized to receive notices and communications)

                           May 3, 1996
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

     Check the following box if a fee is being paid with the statement [x].

                  (continued on following pages)






                       (Page 1 of 37 Pages)
13D CUSIP No. 001669 10 0                     Page 2 of 37 Pages


 1   Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
          American Associated Enterprises (43-1253246)

 2   Check the Appropriate Box if a Member of a Group    (a) [x]
                                                         (b) [ ]

 3   SEC Use Only


 4   Source of Funds
               OO

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                           [ ]

 6   Citizenship or Place of Organization
               Missouri

                 7    Sole Voting Power
                           0
    Number of
     Shares      8    Shared Voting Power
  Beneficially             0
  Owned by each
    Reporting    9    Sole Dispositive Power
   Person with             0

                 10   Shared Dispositive Power
                           13,798,951

 11  Aggregate Amount Beneficially Owned by Each Reporting
     Person
               13,798,951


 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          [ ]

 13  Percent of Class Represented by Amount in Row (11)
               83%

 14  Type of Reporting Person
               PN
13D CUSIP No. 001669 10 0                     Page 3 of 37 Pages


 1   Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
               Brian H. Durwood (###-##-####)

 2   Check the Appropriate Box if a Member of a Group    (a) [x]
                                                         (b) [ ]

 3   SEC Use Only


 4   Source of Funds
               OO

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                           [ ]

 6   Citizenship or Place of Organization
               U.S.A.

                 7    Sole Voting Power
                           0
    Number of
     Shares      8    Shared Voting Power
  Beneficially             0
  Owned by each
    Reporting    9    Sole Dispositive Power
   Person with             0

                 10   Shared Dispositive Power
                           13,798,951

 11  Aggregate Amount Beneficially Owned by Each Reporting
     Person
               13,798,951


 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          [ ]

 13  Percent of Class Represented by Amount in Row (11)
               83%

 14  Type of Reporting Person
               IN
13D CUSIP No. 001669 10 0                     Page 4 of 37 Pages


 1   Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
               Edward D. Durwood (###-##-####)

 2   Check the Appropriate Box if a Member of a Group    (a) [x]
                                                         (b) [ ]

 3   SEC Use Only


 4   Source of Funds
               OO

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                           [ ]

 6   Citizenship or Place of Organization
               U.S.A.

                 7    Sole Voting Power
                           0
    Number of
     Shares      8    Shared Voting Power
  Beneficially             0
  Owned by each
    Reporting    9    Sole Dispositive Power
   Person with             0

                 10   Shared Dispositive Power
                           13,798,951

 11  Aggregate Amount Beneficially Owned by Each Reporting
     Person
               13,798,951


 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          [ ]

 13  Percent of Class Represented by Amount in Row (11)
               83%

 14  Type of Reporting Person
               IN
13D CUSIP No. 001669 10 0                     Page 5 of 37 Pages


 1   Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
               Peter J. Durwood (###-##-####)

 2   Check the Appropriate Box if a Member of a Group    (a) [x]
                                                         (b) [ ]

 3   SEC Use Only


 4   Source of Funds
               OO

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                           [ ]

 6   Citizenship or Place of Organization
               U.S.A.

                 7    Sole Voting Power
                           0
    Number of
     Shares      8    Shared Voting Power
  Beneficially             0
  Owned by each
    Reporting    9    Sole Dispositive Power
   Person with             0

                 10   Shared Dispositive Power
                           13,798,951

 11  Aggregate Amount Beneficially Owned by Each Reporting
     Person
               13,798,951


 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          [ ]

 13  Percent of Class Represented by Amount in Row (11)
               83%

 14  Type of Reporting Person
               IN
13D CUSIP No. 001669 10 0                     Page 6 of 37 Pages


 1   Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
               Thomas A. Durwood (###-##-####)

 2   Check the Appropriate Box if a Member of a Group    (a) [x]
                                                         (b) [ ]

 3   SEC Use Only


 4   Source of Funds
               OO

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                           [ ]

 6   Citizenship or Place of Organization
               U.S.A.

                 7    Sole Voting Power
                           0
    Number of
     Shares      8    Shared Voting Power
  Beneficially             0
  Owned by each
    Reporting    9    Sole Dispositive Power
   Person with             0

                 10   Shared Dispositive Power
                           13,798,951

 11  Aggregate Amount Beneficially Owned by Each Reporting
     Person
               13,798,951


 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          [ ]

 13  Percent of Class Represented by Amount in Row (11)
               83%

 14  Type of Reporting Person
               IN
13D CUSIP No. 001669 10 0                     Page 7 of 37 Pages


 1   Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
               Elissa D. Grodin (###-##-####)

 2   Check the Appropriate Box if a Member of a Group    (a) [x]
                                                         (b) [ ]

 3   SEC Use Only


 4   Source of Funds
               OO

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                           [ ]

 6   Citizenship or Place of Organization
               U.S.A.

                 7    Sole Voting Power
                           0
    Number of
     Shares      8    Shared Voting Power
  Beneficially             0
  Owned by each
    Reporting    9    Sole Dispositive Power
   Person with             0

                 10   Shared Dispositive Power
                           13,798,951

 11  Aggregate Amount Beneficially Owned by Each Reporting
     Person
               13,798,951


 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          [ ]

 13  Percent of Class Represented by Amount in Row (11)
               83%

 14  Type of Reporting Person
               IN
13D CUSIP No. 001669 10 0                     Page 8 of 37 Pages


 1   Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
               Carol D. Journagan (###-##-####)

 2   Check the Appropriate Box if a Member of a Group    (a) [x]
                                                         (b) [ ]

 3   SEC Use Only


 4   Source of Funds
               OO

 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                           [ ]

 6   Citizenship or Place of Organization
               U.S.A.

                 7    Sole Voting Power
                           0
    Number of
     Shares      8    Shared Voting Power
  Beneficially             0
  Owned by each
    Reporting    9    Sole Dispositive Power
   Person with             0

                 10   Shared Dispositive Power
                           13,798,951

 11  Aggregate Amount Beneficially Owned by Each Reporting
     Person
               13,798,951


 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          [ ]

 13  Percent of Class Represented by Amount in Row (11)
               83%

 14  Type of Reporting Person
               IN
                           SCHEDULE 13D

     This Schedule 13D is filed by American Associated Enterprises, a Missouri limited partnership ("AAE"), and Brian H. Durwood, Edward D. Durwood, Peter J. Durwood, Thomas A. Durwood, Elissa D. Grodin and Carol D. Journagan, the six general partners of AAE (collectively, the "Durwood Children"), pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934.

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.66-2/3 per share (the "Common Stock"), of AMC Entertainment Inc., a Delaware corporation ("AMCE"). The address of AMCE's principal executive offices is 106 West 14th Street, Kansas City, Missouri 64105.

Item 2.  Identity and Background.

     (a)-(d), (g) This Statement is being filed by AAE and each of the Durwood Children.

     AAE is a Missouri limited partnership whose principal business is owning stock of Durwood, Inc. ("DI"), a holding company for Common Stock. AAE's principal business and principal office are located at 106 West 14th Street, Kansas City, Missouri 64141. The general partners of AAE are the six Durwood Children.

     The names, residence or business addresses and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the Durwood Children are set forth below. Each of the Durwood Children is a United States citizen.



                              Present Principal Occupation
Name and Address                   or Employment
- ------------------------      --------------------------------

Brian H. Durwood              Director of Business Development
655 N.W. Altishan Place       Maxtek Components Corp.
Beaverton, OR 97006           13335 S.W. Terman Road
                              P.O. Box 428
                              Beaverton, OR 97075-0428

Edward D. Durwood             Private investor
3001 West 68th Street
Shawnee Mission, KS  66208




                              Present Principal Occupation
Name and Address                   or Employment
- ------------------------      ---------------------------------

Peter J. Durwood              Sound designer
666 West End Avenue           Children's Television Workshop
New York, NY 10025            1 Lincoln Plaza
                              New York, NY 10023

Thomas A. Durwood             President
P.O. Box 7208                 First-Run Marketing Associates, LLC
Rancho Santa Fe, CA 92067     12526 High Bluff Drive, Suite 290
                              San Diego, CA 92130

Elissa D. Grodin              Homemaker
187 Chestnut Hill Road
Wilton, CT 06897

Carol D. Journagan            Homemaker
1323 Granite Creek Drive
Blue Springs, MO 64015

     (e)-(f) During the last five years, neither AAE nor any of the Durwood Children (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     As further discussed under Items 4 and 5, this Schedule is being filed because of the execution of a Durwood Family Settlement Agreement, as a result of which AAE and the Durwood Children may be deemed (i) to share dispositive power with respect to the shares of Common Stock held by DI and/or (ii) to be part of a group having dispositive power with respect to such shares. Neither AAE nor any of the Durwood Children has purchased or otherwise acquired any shares of Common Stock (other than through DI), and, to the best of their knowledge, DI has not made any purchase or other acquisition of Common Stock that has not previously been reported pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

     AAE acquired its interest in DI in 1983, when the Durwood Children transferred all of their shares of DI stock to AAE in exchange for general partnership interests, and Stanley H. Durwood transferred a portion of his shares of DI stock to AAE in exchange for a preferred limited partnership interest. Prior to


such transfers, the Durwood Children had acquired their shares of DI stock as gifts from Stanley H. Durwood.

Item 4.  Purpose of Transaction.

     (a)-(b) On May 3, 1996, the Durwood Children entered into a Durwood Family Settlement Agreement, dated as of January 22, 1996 (the "Family Agreement"), with Stanley H. Durwood, who is their father, the sole limited partner of AAE and the controlling shareholder of DI (collectively with the Durwood Children, the "Durwood Family Members"), to eliminate AAE and DI (so that the Durwood Family Members could hold their interests in AMCE directly in the form of a marketable security) and to resolve disputes among them regarding AAE. The Family Agreement provides that the Durwood Family Members will (i) seek to negotiate an agreement providing for the merger of DI with and into AMCE (the "Merger"), pursuant to which the outstanding DI stock would be exchanged for the number of shares of Common Stock and shares of Class B Stock, par value $.66-2/3 per share, of AMCE ("AMCE Class B Stock") owned by DI immediately prior to the Merger and (ii), if all conditions to the Merger are satisfied, dissolve AAE and distribute the DI stock held by AAE to the Durwood Family Members. As a result of these transactions, DI's conversion of 6,141,343 of its shares of AMCE Class B Stock into Common Stock immediately prior to the Merger and consummation of the Merger itself, AAE and DI would cease to exist, Stanley H. Durwood would receive 5,015,657 shares of AMCE Class B Stock, and each of the Durwood Children would receive approximately 1,461,204 shares of Common Stock.

     The Family Agreement further provides that, subject to consummation of the Merger, not less than six nor more than 12 months after the Merger, the Durwood Family Members or their charitable donees will sell a minimum of 3,000,000 shares of Common Stock in an underwritten public offering (the "Secondary Offering"). Of the shares sold in the Secondary Offering, 500,000 shares of Common Stock will be sold by Stanley H. Durwood or his charitable donees, who will obtain such shares by converting shares of AMCE Class B Stock, and the balance will be sold by the Durwood Children or their charitable donees. The Durwood Children may agree among themselves as to the number of shares that each will sell in the Secondary Offering, provided that if they are unable to agree, each will sell approximately 416,667 shares.

     Pursuant to the Family Agreement, AMCE (which is not a party to the Family Agreement) and the Durwood Family Members will participate equally in selecting an underwriter and in determining all material terms of the Secondary Offering. If the price per share to the public in the Secondary Offering is less than $18, Stanley H. Durwood will pay to the Durwood Children the difference between such sale price and $18 (net of applicable underwriting commissions) for each of the shares of Common Stock

sold by them in the Secondary Offering up to 2,500,000 shares, up to a maximum aggregate payment of $20 million. Stanley H.
Durwood will pay such amount in shares of Common Stock valued at the Secondary Offering price.

     Except as contemplated by the Family Agreement, neither AAE nor any of the Durwood Children has any plans or proposals which relate to or would result in the acquisition by any person of additional securities of AMCE, or the disposition of securities of AMCE or an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMCE or any of its subsidiaries.

     (c)-(j)  None.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Neither AAE nor any of the Durwood Children beneficially owns any shares of Common Stock other than through AAE's interest in DI, which AAE has held since 1983, as discussed in Item 3 above. To the best knowledge of AAE and the Durwood Children, DI owns of record and beneficially 2,641,951 shares of Common Stock, which constitute approximately 48% of the outstanding shares of Common Stock, and 11,157,000 shares of AMCE Class B Stock, which constitute 100% of the outstanding shares of that class. Each share of AMCE Class B Stock is convertible at any time at the option of the holder into one share of Common Stock. If all the shares of AMCE Class B Stock held by DI were converted into Common Stock, there would be outstanding approximately 16,670,885 shares of Common Stock, of which 13,798,951 shares, or approximately 83%, would be owned of record by DI.

     AAE owns DI stock representing approximately 25% of the voting power of DI. The balance of the stock of DI, constituting control of DI, is held in trusts for the benefit of Stanley H. Durwood, who has the sole power to vote such shares. Consequently, neither AAE nor any of the Durwood Children has any voting power with respect to the Common Stock beneficially owned by DI. However, as a result of execution of the Family Agreement, which, subject to certain conditions, provides for the disposition of the shares of Common Stock held by DI, the Durwood Children and AAE may be deemed (i) to share dispositive power with respect to such shares and/or (ii) to be part of a group having dispositive power with respect to such shares. Accordingly, each of the Durwood Children and AAE may be deemed to own beneficially 13,798,951 shares of Common Stock, or approximately 84% of the outstanding shares of such class assuming conversion of all shares of AMCE Class B Stock.





     (c)  None

     (d) DI, the record holder of the shares of Common Stock identified on this Schedule, and Stanley H. Durwood, the controlling shareholder of DI, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     The discussion of the Family Agreement appearing under Item
4 above is incorporated herein by reference. In addition, the Family Agreement is filed as an exhibit hereto and is incorporated by reference.

Item 7.   Material to be Filed as Exhibits.

     99.1 Durwood Family Settlement Agreement, dated as of January 22, 1996, among Stanley H. Durwood, individually, as Trustee of the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended, and as Trustee of the Stanley H. Durwood Trust Agreement dated August 14, 1989, as amended, Carol D. Journagan, Edward D. Durwood, Thomas A. Durwood, Elissa D. Grodin, Brian H. Durwood and Peter J. Durwood.

     99.2 Joint Filing Agreement dated May 13, 1996 among
          American Associated Enterprises, Brian H. Durwood,
          Edward D. Durwood, Peter J. Durwood, Thomas A. Durwood,
          Elissa D. Grodin and Carol D. Journagan.





















                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   AMERICAN ASSOCIATED
                                   ENTERPRISES



May 13, 1996                       By:  /s/ Edward D. Durwood
                                        Edward D. Durwood,
                                        Managing General Partner








































                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 1996                       /s/ Brian H. Durwood
                                   Brian H. Durwood












































                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 1996                       /s/ Edward D. Durwood
                                   Edward D. Durwood












































                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 1996                       /s/ Peter J. Durwood
                                   Peter J. Durwood












































                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 1996                       /s/ Thomas A. Durwood
                                   Thomas A. Durwood












































                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 1996                       /s/ Elissa D. Grodin
                                   Elissa D. Grodin












































                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 1996                       /s/ Carol D. Journagan
                                   Carol D. Journagan












































                          EXHIBIT INDEX

Exhibit No.                   Description                Page No.

     99.1           Durwood Family Settlement Agreement,       21
                    dated as of January 22, 1996, among
                    Stanley H. Durwood, individually, as
                    Trustee of the 1992 Durwood, Inc. Voting
                    Trust dated December 12, 1992, as
                    amended, and as Trustee of the Stanley
                    H. Durwood Trust Agreement dated August
                    14, 1989, as amended, Carol D.
                    Journagan, Edward D. Durwood, Thomas A.
                    Durwood, Elissa D. Grodin, Brian H.
                    Durwood and Peter J. Durwood.

     99.2           Joint Filing Agreement dated May 13,       37
                    1996 among American Associated
                    Enterprises, Brian H. Durwood, Edward D.
                    Durwood, Peter J. Durwood, Thomas A.
                    Durwood, Elissa D. Grodin and Carol D.
                    Journagan.